September 1, 2006

Mr. Joseph Valenzano Jr.

President and CEO

EP Global Communications, Inc.

551 Main Street

Johnstown, PA 15901

Dear Joe:

My positions here at EP and Team have come to a crossroad that requires full time attention.  After much debate I have made that decision.  Therefore please consider this letter my 30 day notice of resignation from EP Global Communications, Inc. as Chief Financial Officer, Secretary and Treasurer.  Please know that this decision in no way is based on any disagreement with you or the Board of Directors.

I am giving you 30 days so that I can work with you to help hire and train a full time replacement.  I feel there are many qualified candidates in the Johnstown area that can continue the progress that has been made over the last six months.

The decision was very difficult but ultimately came down to financial.  Team is able to offer me a stronger compensation package plus the partners have offered me equity participation in all new real estate ventures.

I appreciate the opportunity you gave me at EP to learn about the communications business with you and EP continued success in all projects in the future.

Based on the above, please transfer the shares as requested.  If you have any questions, please call me in my office.  Thank you for your assistance.

Sincerely,

/s/ Paul Cunningham

Paul W. Cunningham